UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL CONSOLIDATES ITS LEADERSHIP IN THE MOBILE BUSINESS IN 2Q13 AND CONFIRMS POSITIVE OPERATING AND FINANCIAL TRENDS IN THE FIXED-LINE BUSINESS

Highlights

o    Total accesses reached 91.1 million in the quarter (+0.3% y-o-y), 76.2 million of which was in the mobile business and 14.9 million in the fixed-line business;

o    Fixed voice accesses recorded growth (+13 thousand accesses in 2Q13 over 1Q13), for the first time since 3Q10;

o    Growth in fixed broadband services net adds, recording 84 thousand in 2Q13, which represents 4 times the amount recorded in 1Q13. Growth in additions at higher speeds, with the FTTH customer base having reached 145 thousand in the quarter, 16% higher in relation to 1Q13;

o    Positive quarterly growth in TV accesses (+4.1% q-o-q), excluding, in both periods, mandatory disconnections in MMDS technology, reversing the quarterly drop since 4Q11;

o    Consistent leadership in the mobile higher revenue segments, recording growth in postpaid accesses, (+20.4% y-o-y in 2Q13 over +17.4% y-o-y in 1Q13). Strong improvement in the customer mix, being 27.1% of the accesses base in the postpaid segment, +1.5 p.p. above 1Q13;

o     Mobile ARPU registered growth of 4.1% y-o-y, stimulated by the 23.4% growth in Data ARPU in the period;

o     Total Net Revenue recorded growth of 3.0% y-o-y in the quarter. It must be pointed out that, in April/13, a reduction of the MTR by -11.8% and of the VC by -8.8% became effective. Excluding the regulatory effect the annual growth would be 4.6% in the quarter;

o     Fixed Service Revenue recorded substantial improvement in the annual variation recording -5.2% y-o-y in 2Q13 (-4.1% excluding the effect of the reduction in the VC) over -8.9% in 1Q13;

o    Mobile Services Revenue recorded variation of 5.2% compared to 2Q12. Excluding the effect of the MTR reduction in April/13, such variation would be 7.1% y-o-y;

o    Year-to-date  Recurrent EBITDA recorded R$ 5.3 billion with EBITDA Margin of 31.3% (-2.0 p.p. y-o-y) in the semester;

o     Net Income in 2Q13 recorded growth of 13% when compared to 1Q13;

o     Investments of R$ 1.3 billion in the quarter, equivalent to 15% of the Net Revenue, focusing on quality, 3G Plus and 4G coverage and fiber expansion;

o    Corporate reorganization process concluded after ANATEL’s consent and approval by the Special Shareholders' Meeting, simplifying the corporate structure and accelerating the operating integration process.

Note: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Net Operating Revenues	8,491.5	8,555.5	(0.7)	8,240.4	3.0	17,047.0	16,551.7	3.0

Net Operating Services Revenues	8,170.3	8,189.7	(0.2)	8,071.9	1.2	16,360.0	16,201.9	1.0

Net operating mobile services revenues	5,219.2	5,270.5	(1.0)	4,959.8	5.2	10,489.7	9,884.2	6.1
Net operating fixed revenues	2,951.1	2,919.2	1.1	3,112.1	(5.2)	5,870.4	6,317.7	(7.1)

Net handset revenues	321.2	365.8	(12.2)	168.5	90.6	687.0	349.9	96.4

Operating costs	(5,916.0)	(5,807.9)	1.9	(5,149.0)	14.9	(11,723.9)	(10,614.4)	10.5
Recurrent Operating costs	(5,995.6)	(5,718.1)	4.9	(5,510.6)	8.8	(11,713.7)	(11,040.8)	6.1

EBITDA	2,575.5	2,747.6	(6.3)	3,091.4	(16.7)	5,323.1	5,937.3	(10.3)
EBITDA Margin %	30.3%	32.1%	(1.8) p.p.	37.5%	(7.2) p.p.	31.2%	35.9%	(4.6) p.p.

Recurrent EBITDA	2,495.9	2,837.4	(12.0)	2,729.8	(8.6)	5,333.3	5,510.9	(3.2)
Recurrent EBITDA Margin %	29.4%	33.2%	(3.8) p.p.	33.1%	(3.7) p.p.	31.3%	33.3%	(2.0) p.p.

Net income	914.2	810.2	12.8	1,085.6	(15.8)	1,724.4	2,042.1	(15.6)

Capex	1,252.4	708.0	76.9	1,143.5	9.5	1,960.4	2,308.1	(15.1)

Total accesses (thousand)	91,141	90,859	0.3	90,858	0.3	91,141	90,858	0.3
Total Mobile accesses	76,200	75,988	0.3	75,720	0.6	76,200	75,720	0.6
Total Fixed accesses	14,941	14,871	0.5	15,138	(1.3)	14,941	15,138	(1.3)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the second quarter of 2013, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company’s statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Mobile total accesses	76,200	75,988	0.3	75,720	0.6	76,200	75,720	0.6
Postpaid	20,685	19,518	6.0	17,177	20.4	20,685	17,177	20.4
Prepaid	55,515	56,470	(1.7)	58,542	(5.2)	55,515	58,542	(5.2)
Market Share (*)	28.7%	28.8%	(0.1) p.p.	29.6%	(0.9) p.p.	28.7%	29.6%	(0.9) p.p.
Postpaid	37.8%	37.1%	0.8 p.p.	36.6%	1.2 p.p.	37.8%	36.6%	1.22 p.p.
Mobile broadband (modem only)	48.1%	47.4%	0.7 p.p.	49.1%	(1.0) p.p.	48.1%	49.1%	(1.0) p.p.
Net additions	212	(150)	n.a.	936	(77.3)	62	4,166	(98.5)
Postpaid	1,167	716	63.0	557	109.6	1,882	1,062	77.3
Market Share of net additions (*)	47.6%	14.8%	32.8 p.p.	15.3%	32.3 p.p.	47.6%	15.3%	32.3 p.p.
Postpaid	73.5%	46.3%	27.3 p.p.	37.9%	35.6 p.p.	73.5%	37.9%	35.6 p.p.
Market penetration	134.3%	133.6%	0.7 p.p.	130.4%	3.9 p.p.	134.3%	130.4%	3.9 p.p.
Monthly churn	3.9%	3.4%	0.5 p.p.	3.8%	1.1 p.p.	3.9%	3.8%	0.1 p.p.
Postpaid	1.7%	1.6%	0.1 p.p.	n.a.	n.a.	1.7%	n.a.	n.a.
ARPU (R$/month)	22.8	23.1	(1.3)	21.9	4.1	22.8	21.9	4.1
Voice ARPU	15.5	16.3	(4.9)	16.0	(3.1)	31.7	32.4	(1.9)
Data ARPU	7.4	6.9	7.2	6.0	23.4	14.3	12.0	19.1

(*) source: Anatel.

o   Total accesses increased by 0.6% over 2Q12, closing the quarter with 76,200 thousand accesses. Worthy of mention the postpaid segment, which grew by 20.4% with 20,685 thousand accesses, increasing the postpaid customer mix which reaches 27.1%, an increase of 4.5 p.p. in the annual comparison.

o   Total market share recorded a slight annual reduction by reaching 28.7% (-0.9 p.p. y-o-y) due to our selective commercial policy in prepaid. In the postpaid market Telefônica Brasil achieved 73.5% of the net additions in June, recording a market share of 37.8% (+1.2 p.p. y-o-y), reflecting the quality differential presented by the Company. In 4G technology Vivo holds 46.8% of the market share.

o  Vivo led the market of Data cards with 48.1% market share, due to its differentiated 3G and HSPA+ coverage nationwide.

o    In the machine-to-machine (M2M) market the customer base came to 1.8 million customers in 2Q13, a growth of 27.4% q-o-q.

o    In 2Q13, the mobile net additions recorded 212 thousand accesses, having the postpaid net additions recorded 1,167 thousand accesses, double the number registered in 2Q12. During the quarter, the Company turned its commercial policy for disconnection of prepaid customers more restrict, constantly focused on profitability, reducing to 30 days without traffic and complying with the rule of 60 days after expiration of the recharge.

o   The R$ 22.8 ARPU  represents a growth of 4.1% over 2Q12, mainly due to the increase in the data revenues. Excluding the regulatory impact, the ARPU would have recorded an annual growth of 6.0% in the period.

o    The financial volume of Recharges presented again a strong growth in the quarter (+9.2% y-o-y), despite an annual reduction of 5.2% in the prepaid customer base demonstrating the effectiveness of our prepaid disconnection action with no impact on recharges.

NET OPERATING REVENUES

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Net operating mobile revenues	5,540.4	5,636.3	(1.7)	5,128.3	8.0	11,176.7	10,234.0	9.2

Net service mobile revenues	5,219.2	5,270.5	(1.0)	4,959.8	5.2	10,489.7	9,884.2	6.1
Access and Usage	2,726.0	2,784.4	(2.1)	2,650.5	2.8	5,510.4	5,250.3	5.0
Network usage	780.2	905.4	(13.8)	942.3	(17.2)	1,685.6	1,927.7	(12.6)
Data Revenues plus VAS	1,684.7	1,566.3	7.6	1,351.1	24.7	3,251.0	2,669.4	21.8
Messaging P2P	488.0	511.3	(4.6)	465.5	4.8	999.2	911.9	9.6
Internet	915.1	812.9	12.6	674.5	35.7	1,728.0	1,338.2	29.1
Other Data Revenues plus VAS	281.6	242.2	16.3	211.1	33.4	523.8	419.3	24.9
Other services	28.3	14.3	97.9	15.9	78.0	42.6	36.8	15.9
Net handset revenues	321.2	365.8	(12.2)	168.5	90.6	687.0	349.9	96.4

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net operating mobile revenues in the quarter recorded a growth of 8.0% in the annual comparison, driven by the increase in the data services revenue in addition to higher sales of smartphones, which stimulated handset revenues. The mobile service revenue grew by 5.2%, when compared to the same period of last year. Excluding the regulatory effect, the mobile net service revenue growth would be 7.1% y-o-y.

Access and usage revenues increased by 2.8% y-o-y, driven by the continued growth in prepaid recharges and by the increase in the postpaid customer base with the“Vivo Ilimitado” plans.

Network usage revenues decreased by 17.2% compared to 2Q12 mainly due to the reduction of MTR. By normalizing this effect, such reduction would be 7.4%. In the q-o-q comparison, a drop of 13.8% was recorded also due to the drop in the MTR.

Data and VAS (Value Added Services) revenues continued to record a good performance, with growth of 24.7% y-o-y. This is mainly due to the growth in sales of 3G and 3G Plus data packages tied to smartphones, and the increased sales of data packages to prepaid customers. In the quarter, Data and VAS revenues accounted for 32% of the net mobile services revenue, an annual growth of 5 p.p.. Considering outgoing revenue only, data and VAS would represent 38.0% in 2Q13.

Mobile internet revenues continued to accelerate, recording an increase of 35.7% in the y-o-y comparison and 12.6% in q-o-q comparison, accounting for 54% of data revenue in 2Q13. This performance is directly driven by the strong growth in the postpaid and data segments and by the increased sales of modems and smartphones data plans, especially the 3G Plus plans. In the postpaid individual customers segment, 70% of the customers own smartphones.

SMS revenues increased by 4.8% y-o-y, due to sales of unlimited packages in the postpaid plans (R$ 10/month), higher SMS penetration in the Vivo Sempre campaign (R$ 0.05/sms), as well as inclusion of off-net SMS in postpaid plans.

Data and VAS Other Revenues increased by 33.4% y-o-y, driven by Vivo som de chamada services, Vivo Segurança Online and by the education platform which recorded significative growth in the quarter.

The strong annual increase of 90.6% in the mobile handset revenues is mainly explained by the growth in smartphone sales, increased net addition of postpaid clients, and by the change in the sales model for SME segment.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Fixed voice accesses	10,566	10,553	0.1	10,771	(1.9)	10,566	10,771	(1.9)
Residential	6,999	7,009	(0.1)	7,339	(4.6)	6,999	7,339	(4.6)
Corporate	2,975	2,945	1.0	2,832	5.0	2,975	2,832	5.0
Others	593	599	(0.9)	599	(1.1)	593	599	(1.1)
Fixed broadband	3,837	3,753	2.2	3,717	3.2	3,837	3,717	3.2
Pay TV	537	566	(5.0)	650	(17.4)	537	650	(17.4)
Total fixed accesses	14,941	14,871	0.5	15,138	(1.3)	14,941	15,138	(1.3)

% Broadband accesses over fixed voice accesses	36.3%	35.6%	0.8 p.p.	34.5%	1.8 p.p.	36.3%	34.5%	1.8 p.p.

o    Fixed-line accesses recorded a growth of 0.5% in relation to the previous quarter, totaling 14,941 thousand accesses in 2Q13, driven by a better performance in all the fixed services.

o    Fixed voice accesses recorded a growth of 0.1% in the quarter, totaling 10.6 million in 2Q13, and recording a drop in the annual trend of reduction in the fixed voice accesses. Corporate accesses remained its performance of the previous quarters and recorded a growth of 5% y-o-y.

o    Fixed broadband accesses recorded 3,837 thousand customers in 2Q13, a growth of 3.2% over last year, recording 84 thousand net additions, which is 4 times more than it was recorded in 1Q13, with acceleration in the additions at higher speeds. In this respect, 80% of the additons were above 4mbps and the FTTH connections  already records 145 thousand accesses in the quarter.

o   Pay TV accesses recorded a reduction of 5.0% q-o-q, recording 537 thousand subscribers at the end of the quarter, a consequence of the disconnection of MMDS customers due to the occupation of the spectrum by 4G operators. Excluding the impact of MMDS in the customer base, there would be a growth of 4.1% over 1Q13, thus reverting the trend of drop in this service. This result already reflects the selective relaunching of the DTH TV services in some regions of São Paulo, which occurred in early June/13, and the acceleration of the IPTV platform.

NET OPERATING REVENUES

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Net operating fixed revenues	2,951.1	2,919.2	1.1	3,112.1	(5.2)	5,870.4	6,317.7	(7.1)

Voice and accesses	1,561.9	1,562.4	(0.0)	1,725.2	(9.5)	3,124.4	3,528.7	(11.5)
Interconnection	112.9	107.8	4.7	110.7	2.0	220.7	229.4	(3.8)
Data transmission	910.7	893.6	1.9	888.5	2.5	1,804.3	1,780.7	1.3
Pay TV	114.1	121.2	(5.9)	150.7	(24.3)	235.3	308.4	(23.7)
Other services	251.5	234.2	7.4	237.0	6.1	485.7	470.5	3.2

% Data / Net Operational Revenue	30.9%	30.6%	0.2 p.p.	28.5%	2.3 p.p.	30.7%	28.2%	2.5 p.p.

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (“Vivo Fixo” and “Vivo Box”).

Fixed-line net revenues recorded an annual reduction of 5.2%, reducing the drop level recorded in previous quarters. Such variation is mainly due to the reduction in fixed voice revenues and reduction in fixed to mobile tariff (VC) last April. Excluding this effect, the reduction in the period would be 4.1%.

Voice and accesses revenues decreased by 9.5% in relation to 2Q12, due to the fixed to mobile substitution and regulatory impacts. This reduction was smaller in 3.9 p.p. when compared to the drop recorded in 1Q13. Excluding the VC reduction, the variation would be -7.5% y-o-y. In the q-o-q comparison, this revenue remained stable, something that had not been recorded since 3Q12. These variations already reflect initiatives towards acquiring and retaining fixed customers, which the Company has been implementing in the last months.

Network usage revenues increased by 2.0% in comparison to 2Q12 and 4.7% in comparison to the previous quarter.

Data revenues grew 2.5% y-o-y, +2.3 p.p. in relation to 1Q13. The Company has adopted actions for increasing broadband services revenue, including: improvemment of the speed mix of our ADSL base and expansion of our fiber customer base.

In 2Q13, Pay TV revenues reduced by 24.3% y-o-y and by 5.9% in relation to 1Q13, reflecting disconnection of MMDS customers.

Other services revenues increased by 6.1% y-o-y and 7.4% q-o-q reflecting an increase in hardware sales for corporate SME segments.

Consolidated Operating Costs

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Operating costs	(5,916.0)	(5,807.9)	1.9	(5,149.0)	14.9	(11,723.9)	(10,614.4)	10.5

Personnel	(563.0)	(690.4)	(18.5)	(543.1)	3.7	(1,253.4)	(1,256.9)	(0.3)
Costs of services rendered	(2,662.1)	(2,653.3)	0.3	(2,355.4)	13.0	(5,315.4)	(5,055.7)	5.1
Interconnection	(937.4)	(951.4)	(1.5)	(991.5)	(5.5)	(1,888.8)	(2,060.3)	(8.3)
Taxes and contributions	(449.9)	(439.2)	2.4	(446.5)	0.8	(889.1)	(953.4)	(6.7)
Third-party services	(894.5)	(889.3)	0.6	(815.7)	9.7	(1,783.8)	(1,604.8)	11.2
Others	(380.3)	(373.4)	1.8	(101.7)	273.9	(753.7)	(437.2)	72.4
Cost of goods sold	(522.9)	(559.7)	(6.6)	(390.9)	33.8	(1,082.6)	(801.2)	35.1
Selling expenses	(1,833.3)	(1,603.3)	14.3	(1,609.9)	13.9	(3,436.6)	(3,168.8)	8.5
Provision for bad debt	(199.0)	(203.1)	(2.0)	(158.6)	25.5	(402.1)	(340.5)	18.1
Third-party services	(1,516.3)	(1,300.7)	16.6	(1,324.9)	14.4	(2,817.0)	(2,574.2)	9.4
Others	(118.0)	(99.5)	18.6	(126.4)	(6.6)	(217.5)	(254.1)	(14.4)
General and administrative expenses	(273.5)	(287.2)	(4.8)	(307.1)	(10.9)	(560.7)	(572.2)	(2.0)
Third-party services	(235.5)	(217.2)	8.4	(224.2)	5.0	(452.7)	(428.2)	5.7
Others	(38.0)	(70.0)	(45.7)	(82.9)	(54.2)	(108.0)	(144.0)	(25.0)
Other net operating revenue (expenses)	(61.2)	(14.0)	337.1	57.4	n.a.	(75.2)	240.4	n.a.

Operating costs recorded growth of 14.9% y-o-y and of 1.9% q-o-q, totaling R$ 5,916.0 million in 2Q13, without considering depreciation and amortization expenses. This variation is mainly due to the selling efforts made towards improving the fixed business performance and increasing the mobile customer base, with focus on value generation, in addition to the sales of assets in 2Q12, which reduced the comparison basis. Excluding the non-recurring effects costs would have grown 8.8% in the y-o-y comparison.

Personnel costs in 2Q13 recorded a growth in the y-o-y comparison of 3.7%, due to the collective bargaining implemented in January/13. In the q-o-q comparison, a 18.5% reduction was recorded due to the organizational restructuring action carried out in 1Q13. Excluding this effect, the q-o-q comparison would record a reduction of 6.3%, already partially evidencing the result of the Spontaneous Dismissal Program.

The cost of services rendered in 2Q13 grew by 13.0% in relation to the same period of last year, due to a reversal of contingencies carried out in 2Q12, which reduced the comparison basis, partially offset by the reduction in the MTR occurred in April/13. Excluding these effects, the increase would be 5.7%, due to increased rent expenses (impacted by the towers sales), network maintenance (focused on quality and coverage increase), expenses with data partners (due to higher number of applications offered to our customer base), in addition to the increase in rent of last-mile for expansion of the sale of fixed corporate services outside the State of São Paulo. The quarterly variation remained almost stable, increasing by 0,3%.

The cost of goods sold in 2Q13 grew by 33.8% in relation to 2Q12. This variation is due to the growing sales of smartphones, which is a result of higher sales of postpaid and data plans, and because of the change in our sales model for SME segment, in addition to the increase in hardware sales for corporate segments.

Selling expenses recorded an increase of 13.9% y-o-y, affected by the launching of Vivo brand in 2Q12. If we exclude such effect, the annual variation would be 18.6%, mainly due to the selling efforts towards the fixed business, focusing on growth, in addition to the increase in the postpaid mobile customer base, supported by a commercial policy focused on value generation. The annual increase in third party services is due to greater expenses with call center and advertising related to the relaunching of   DTH and efforts towards attracting and retaining fixed customers, as well as higher commissioning, resulting from increased gross adds in mobile data and postpaid plans.

The Provision for Doubtful Accounts (PDA) totaled R$ 199.0 million in 2Q13, maintaining the rate of 1.6% of the total gross revenues recorded in the previous quarter and increasing 0.3 p.p. when compared to the percentage of such account in 2Q12. The Company keeps a strict control over the collecting actions and continuous refinement in the credit concession to maintain the default levels under control.

General and administrative expenses decreased by 10.9% in 2Q13 when compared to 2Q12, mainly due to reductions in rents and maintenance expenses.

Other net operating revenues (expenses) recorded expenses of R$ 61.2 million in 2Q13, mainly due to the increase in provisions for contingencies inherent to the business, partially offset by the sales of towers in the amount of R$ 79.6 million.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,575.5 million in 2Q13, with EBITDA Margin of 30.3%. This result was affected by the sale of towers in the quarter, generating revenues of     R$ 79.6 million. Excluding this effect, the EBITDA margin would have been 29.4% in the quarter, an annual variation of -3.7 p.p., compared to the 2Q12 adjusted margin of 33.1%, which was positively impacted by R$ 361.6 million (revenue from sale of towers in the amount of R$ 181.6 million, expense with brand unification of R$ 64.0 million, and reversal of contingencies of R$ 244.0 million).

Depreciation and Amortization

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

EBITDA	2,575.5	2,747.6	(6.3)	3,091.4	(16.7)	5,323.1	5,937.3	(10.3)

Depreciation and Amortization	(1,448.0)	(1,397.3)	3.6	(1,352.1)	7.1	(2,845.3)	(2,670.1)	6.6
Depreciation	(988.3)	(960.0)	2.9	(906.6)	9.0	(1,948.3)	(1,787.4)	9.0
Amortization of intangibles (*)	(199.2)	(199.2)	-	(199.2)	-	(398.4)	(398.4)	-
Others amortizations	(260.5)	(238.1)	9.4	(246.3)	5.8	(498.6)	(484.3)	3.0

EBIT	1,127.5	1,350.3	(16.5)	1,739.3	(35.2)	2,477.8	3,267.2	(24.2)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization recorded an increase of 7.1% y-o-y. This increase is mainly related to the acceleration of the MMDS depreciation due to the discontinuity of this technology.

Financial Result

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Net Financial Income	(73.3)	(16.7)	338.9	(66.5)	10.2	(90.0)	(129.7)	(30.6)

Financial Revenues	363.8	365.2	(0.4)	283.0	28.6	729.0	619.2	17.7
Income from Financial Transactions	178.0	202.4	(12.1)	41.4	330.0	380.4	117.4	224.0
Monetary and exchange variations	182.0	123.1	47.8	162.6	11.9	305.1	358.5	(14.9)
Other financial revenues	23.8	39.7	(40.1)	79.0	(69.9)	63.5	143.3	(55.7)
(-) Pis and Cofins taxes	(20.0)	-	n.a.	-	n.a.	(20.0)	-	n.a.
Financial Expenses	(437.1)	(381.9)	14.5	(349.5)	25.1	(819.0)	(748.9)	9.4
Financial Expenses	(226.8)	(212.8)	6.6	(192.4)	17.9	(439.6)	(414.4)	6.1
Monetary and exchange variations	(210.3)	(169.1)	24.4	(157.1)	33.9	(379.4)	(334.5)	13.4

In 2Q13, the net financial result increased by R$ 6.8 million when compared to 2Q12, mainly due to the expenses with PIS and Cofins arising from interest on shareholders equity deliberated by the subsidiary Vivo S.A. in June/13.

Net Income

The Net Income of R$ 914.2 million in 2Q13 increased by 12.8% over 1Q13, mainly due to the posting of R$ 320 million of deferred income tax, explained by the tax credits arising out of the consolidation of the subsidiaries. This effect was partially offset by lower EBITDA due to commercial efforts made in 2Q13.

Capex

Consolidated in R$ million	2Q13	1Q13	2Q12	6M13	6M12

Network	983.1	615.8	791.2	1,598.9	1,694.9
Technology / Information System	130.0	56.2	196.9	186.2	279.3
Products and Services, Channels, Administrative and others	139.2	36.0	155.4	175.3	333.8
Total	1,252.4	708.0	1,143.5	1,960.4	2,308.1

Capex / Net operating revenue	14.7%	8.3%	13.9%	11.5%	13.9%

Total Capex in the quarter came to R$ 1,252.4 million, 9.5% higher than in the same period of 2012, mainly focused on fiber expansion, 3G and 4G coverage, in addition to service quality assurance.

Besides the mentioned projects, the Company continues to focus its investments in the increase of capacity to support the growth in data services.

Cash Flow

R$ million	2Q13	1Q13	∆ R$ QoQ	2Q12	∆ R$ YoY	6M13	6M12	1H12 x 1H11

Cash generation provided by operating activities	1,968.6	2,231.6	(263.0)	1,852.7	115.9	4,200.2	3,905.7	294.5
Cash applied by investing activities	(2,032.4)	(811.1)	(1,221.3)	(739.1)	(1,293.3)	(2,843.5)	(2,232.4)	(611.1)
Cash flow after investing activities	(63.8)	1,420.5	(1,484.3)	1,113.6	(1,177.4)	1,356.7	1,673.3	(316.6)
Cash applied by financing activities	1,092.0	(1,803.0)	2,895.0	(2,189.7)	3,281.7	(711.0)	(2,513.3)	1,802.3
Cash flow after financing activities	1,028.2	(382.5)	1,410.7	(1,076.1)	2,104.3	645.7	(840.0)	1,485.7
Cash and Equivalents at the beginning	6,751.0	7,133.5	(382.5)	3,125.6	3,625.4	7,133.5	2,889.5	4,244.0
Cash and Equivalents at the end	7,779.2	6,751.0	1,028.2	2,049.5	5,729.7	7,779.2	2,049.5	5,729.7

The operating cash generation in 2Q13 was R$ 1,968.6 million, an increase of R$ 115.9 million over 2Q12. Cash in investment activities recorded an increase of R$ 1,293.3 million in the period mainly due to the payment of the second installment of the 4G license acquisition. As a consequence, the cash flow after investmentactivities recorded a negative R$ 63.8 million in 2Q13, an annual reduction of R$ 1,177.4 million. The cash used in financing activities recorded a decrease of R$ 3,281.7 million due to the issue of debentures in April/13, as long as the lower volume of dividends and interest on shareholders equity payment in 2Q13.

In comparison with 2012, the operating cash generation year to date increased by R$ 294.5 million. The cash used in investment activities increased by R$ 611.1 million mainly due to the payment of the second installment of the 4G license acquisition, having this effect been partially compensated by the greater generation of funds from the sale of assets. Thus, the cash flow after investment activities year to date recorded R$ 1,356.7 million. The cash used in financing activities presented a reduction of R$ 1,802.3 million mainly due to the issue of debentures.

Indebtedness

LOANS AND FINANCING
(R$ million)

June 2013

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR TJLP	TJLP + 0.00% to 9.0%	Until 2016	742.2	1,816.8	2,559.0
BNDES	R$	2.5% to 8.7%	Until 2020	32.3	137.9	170.2
BNB	R$	10.0%	Until 2016	113.4	173.5	286.8
Debentures	R$	106% to 112% of CDI	Until 2014	652.1	93.2	745.3
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	6.2	166.0	172.1
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	47.4	2,000.0	2,047.4
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	18.0	1,300.0	1,318.0
Others	-	-	Until 2018	0.2	(2.6)	(2.4)
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	34.2	816.2	850.3
Resolução 4131	US$	4.10%	Until 2013	357.5	-	357.5
BNDES	UMBND	ECM + 2.38%	Until 2019	(3.7)	483.5	479.8
Mediocrédito Loan	US$	1.75%	Until 2014	6.7	-	6.7
Others	US$		Until 2015	0.3	-	0.3

Total				2,006.6	6,984.4	8,991.0

LONG-TERM OBLIGATIONS
(R$ million)

June 2013

Year	Amount

2014	885.4
2015	1,217.1
2016	444.2
2017	2,398.7
After 2018	2,038.9
Total	6,984.4

NET FINANCIAL DEBT

R$ million	06/30/2013	03/31/2013	06/30/2012

Short-term Debt	2,006.6	1,926.1	1,033.6
Long-term Debt	6,984.4	5,770.4	4,458.2
Total Debt	8,991.0	7,696.4	5,491.8
Cash and cash equivalents	(8,094.0)	(6,811.2)	(2,105.6)
Net derivatives position	(373.5)	(230.0)	(212.1)
Net debt	523.6	655.2	3,174.1
Net debt/EBITDA	0.04	0.05	0.26

The Company closed 2Q13 with gross debt of R$ 8,991.0 million, 19.0% of which is denominated in foreign currency. The increase of 63.7% in relation to 2Q12 is mainly related to the issue of debentures of R$ 2.0 billion in September/12 and   R$ 1.3 billion in April/13.

The net debt totaled R$ 523.6 million by the end of 2Q13, representing 0.04 of the EBITDA in the last 12 months. In comparison with 2Q12, the net debt recorded a reduction of 83.5%, mainly explained by the cash generation of the Company. Foreign exchange exposure of the debt is 100% covered by hedge transactions.

Capital Markets

Telefônica Brasil’s common shares (ON) and preferred shares (PN) are traded at the BM&FBOVESPA under ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are traded at the NYSE, under ticker symbol VIV.

VIVT3 and VIVT4 shares closed the quarter at R$ 45.00 and R$ 50.40, respectively, recording q-o-q devaluation of 5.3% and 6.6%, versus a strong drop of 15.8% in the Bovespa Index (Ibovespa). The Company’s ADRs devaluated by 14.5% in the period, closing the quarter at US$ 22.82, in face of the increase in the Dow Jones’s index of 2.3%.

The daily traded volume of VIVT3 and VIVT4 in the year averaged R$ 1,274.4 thousand and R$ 71,250.3 thousand, respectively. The daily traded volume of ADR averaged US$ 29,208.7 thousand in the same period.

The table below shows share performance in the last quarter:

Dividends

The General Shareholders’ Meeting held on April 16, 2013 approved the payment of dividends in the amount of R$ 1.251620  per common share (ON) and R$ 1.376782 per preferred share (PN), totaling R$ 1,498.8 million.

These dividend payments will start until December 21, 2013, and shall be made to holders of common and preferred shares that were registered with the Company by the end of April 16, 2013.

Dividends declared by Telefônica Brasil based on the corporate net income of 2012 totaled R$ 4.3 billion, a total of R$ 3.566951 per ON share and R$ 3,923645 per PN share, as stated in the table below. The Company shows that the dividends declared represent 100% of the adjusted net income for 2012.

Telefônica Brasil

2012	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (Reais)	Net amount per share (Reais)	Payment beginning date
Dividends (based on 2012)	04/16/2013	04/16/2013	1,498.8	1,498.8	ON	1.251620	1.251620	Until 12/21/2013
					PN	1.376782	1.376782
Dividends (based on 2012)	10/1/2013	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	02/18/2013
					PN	1.515705	1.515705
Dividends (based on 2012)	5/11/2012	11/23/2012	1,122.5	1,122.5	ON	0.937417	0.937417	12/12/2012
					PN	1.031158	1.031158

2011	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (Reais)	Net amount per share (Reais)	Payment beginning date
Dividends (based on 2011)	11/4/2012	11/4/2012	877.5	877.5	ON	0.732386	0.732386	12/12/2012
					PN	0.805625	0.805625
Dividends (based on 2011)	11/4/2012	11/4/2012	1,075.6	1,075.6	ON	0.897706	0.897706	2/5/2012
					PN	0.987477	0.987477
Interest on Own Capital (based on 2011)	12/12/2011	12/29/2011	617.0	524.5	ON	0.514966	0.437720	2/5/2012
					PN	0.566462	0.481492
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319058	3/11/2011
					PN	0.350965	0.350964
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886505	3/11/2011
					PN	1.147243	0.975156

CAPITAL STRUCTURE COMPOSITION

As of June 28, 2013	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	38.56
Subscribed/paid-in capital - in thousands of R$ (as of 06/30/13):	37,798,110

Additional Notes

The General Shareholders’ Meeting of the Company, held on July 01, 2013, approved the corporate reorganization, with merger into the Company (i) of the spun-off net assets of TData; (ii) of portion of the spun-off  shareholders’ equity of Vivo; (iii) of portion of the spun-off shareholders’ equity of ATelecom, and (iv) of TST, with only two operating companies surviving, namely, the Company and its wholly-owned subsidiary, TData.

This corporate reorganization has not resulted in increase of the Company’s capital, issuance of new shares by the Company or any change to the equity interest of the current shareholders of the Company or any right to withdrawal, there being also no interruption in the telecommunication services provided by the merged/spun-off companies to their customers, which services are fully provided by the Company in succession thereof.

INCOME STATEMENT

Consolidated in R$ million	2Q13	1Q13	∆%	2Q12	∆%	6M13	6M12	∆%

Gross operating revenues	12,831.4	12,853.1	(0.2)	12,246.6	4.8	25,684.5	24,471.1	5.0

Gross mobile revenues	8,101.1	8,134.0	(0.4)	7,357.6	10.1	16,235.1	14,114.4	15.0
Gross fixed revenues	4,730.3	4,719.1	0.2	4,889.0	(3.2)	9,449.4	10,356.7	(8.8)
Deductions - taxes and others	(4,339.9)	(4,297.6)	1.0	(4,006.2)	8.3	(8,637.5)	(7,919.4)	9.1

Net Operating Revenues	8,491.5	8,555.5	(0.7)	8,240.4	3.0	17,047.0	16,551.7	3.0

Mobile	5,540.4	5,636.3	(1.7)	5,128.3	8.0	11,176.7	10,234.0	9.2
Fixed	2,951.1	2,919.2	1.1	3,112.1	(5.2)	5,870.4	6,317.7	(7.1)

Operating costs	(5,916.0)	(5,807.9)	1.9	(5,149.0)	14.9	(11,723.9)	(10,614.4)	10.5

Personnel	(563.0)	(690.4)	(18.5)	(543.1)	3.7	(1,253.4)	(1,256.9)	(0.3)
Costs of services rendered	(2,662.1)	(2,653.3)	0.3	(2,355.4)	13.0	(5,315.4)	(5,055.7)	5.1
Interconnection	(937.4)	(951.4)	(1.5)	(991.5)	(5.5)	(1,888.8)	(2,060.3)	(8.3)
Taxes and contributions	(449.9)	(439.2)	2.4	(446.5)	0.8	(889.1)	(953.4)	(6.7)
Third-party services	(894.5)	(889.3)	0.6	(815.7)	9.7	(1,783.8)	(1,604.8)	11.2
Others	(380.3)	(373.4)	1.8	(101.7)	273.9	(753.7)	(437.2)	72.4
Cost of goods sold	(522.9)	(559.7)	(6.6)	(390.9)	33.8	(1,082.6)	(801.2)	35.1
Selling expenses	(1,833.3)	(1,603.3)	14.3	(1,609.9)	13.9	(3,436.6)	(3,168.8)	8.5
Provision for bad debt	(199.0)	(203.1)	(2.0)	(158.6)	25.5	(402.1)	(340.5)	18.1
Third-party services	(1,516.3)	(1,300.7)	16.6	(1,324.9)	14.4	(2,817.0)	(2,574.2)	9.4
Others	(118.0)	(99.5)	18.6	(126.4)	(6.6)	(217.5)	(254.1)	(14.4)
General and administrative expenses	(273.5)	(287.2)	(4.8)	(307.1)	(10.9)	(560.7)	(572.2)	(2.0)
Third-party services	(235.5)	(217.2)	8.4	(224.2)	5.0	(452.7)	(428.2)	5.7
Others	(38.0)	(70.0)	(45.7)	(82.9)	(54.2)	(108.0)	(144.0)	(25.0)
Other net operating revenue (expenses)	(61.2)	(14.0)	337.1	57.4	n.a.	(75.2)	240.4	n.a.

EBITDA	2,575.5	2,747.6	(6.3)	3,091.4	(16.7)	5,323.1	5,937.3	(10.3)
EBITDA Margin %	30.3%	32.1%	(1.8) p.p.	37.5%	(7.2) p.p.	31.2%	35.9%	(4.6) p.p.

Depreciation and Amortization	(1,448.0)	(1,397.3)	3.6	(1,352.1)	7.1	(2,845.3)	(2,670.1)	6.6
Depreciation	(988.3)	(960.0)	2.9	(906.6)	9.0	(1,948.3)	(1,787.4)	9.0
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(398.4)	(398.4)	0.0
Others amortizations	(260.5)	(238.1)	9.4	(246.3)	5.8	(498.6)	(484.3)	3.0

EBIT	1,127.5	1,350.3	(16.5)	1,739.3	(35.2)	2,477.8	3,267.2	(24.2)

Net Financial Income	(73.3)	(16.7)	338.9	(66.5)	10.2	(90.0)	(129.7)	(30.6)
Financial Revenues	363.8	365.2	(0.4)	283.0	28.6	729.0	619.2	17.7
Income from Financial Transactions	178.0	202.4	(12.1)	41.4	330.0	380.4	117.4	224.0
Monetary and exchange variations	182.0	123.1	47.8	162.6	11.9	305.1	358.5	(14.9)
Other financial revenues	23.8	39.7	(40.1)	79.0	(69.9)	63.5	143.3	(55.7)
(-) Pis and Cofins taxes	(20.0)	-	n.d.	-	n.a.	(20.0)	-	n.a.
Financial Expenses	(437.1)	(381.9)	14.5	(349.5)	25.1	(819.0)	(748.9)	9.4
Financial Expenses	(226.8)	(212.8)	6.6	(192.4)	17.9	(439.6)	(414.4)	6.1
Monetary and exchange variations	(210.3)	(169.1)	24.4	(157.1)	33.9	(379.4)	(334.5)	13.4

Gain (loss) on investments	(1.7)	(0.4)	325.0	0.7	n.a.	(2.1)	1.2	n.a.

Taxes	(138.3)	(523.0)	(73.6)	(587.9)	(76.5)	(661.3)	(1,096.6)	(39.7)

Net income	914.2	810.2	12.8	1,085.6	(15.8)	1,724.4	2,042.1	(15.6)

BALANCE SHEET

Consolidated in R$ million	6/30/2013	12/31/2012	Δ

ASSETS	70,597.1	70,251.1	0.5

Current assets	17,227.1	16,209.2	6.3
Cash and cash equivalents	7,779.2	7,133.5	9.1
Financial Investments	253.5	-	n.a.
Accounts receivable from customers	6,556.4	6,591.5	(0.5)
Provision for doubtful accounts	(1,200.8)	(1,079.2)	11.3
Supply	502.8	387.8	29.7
Recoverable taxes	1,969.2	2,052.4	(4.1)
Escrow deposits and Frozen assets	131.8	126.6	4.1
Derivative transactions	64.9	41.1	57.9
Dividends and interest on shareholders equity	1.2	1.2	-
Prepaid expenses	858.4	248.3	245.7
Credit from associated companies	36.5	38.0	(3.9)
Other assets	274.0	668.0	(59.0)

Non-Current Assets	53,370.0	54,041.9	(1.2)
Net accounts receivable from customers	224.6	93.4	140.5
Financial Investments	110.7	109.7	0.9
Recoverable taxes	484.4	739.0	(34.5)
Deffered taxes	1,046.0	1,027.9	1.8
Escrow deposits and Frozen assets	4,152.0	3,909.2	6.2
Derivative transactions	374.7	286.3	30.9
Credit from associated companies	21.2	20.1	5.5
Other assets	132.2	103.6	27.6
Investments	132.8	142.9	(7.1)
Property, plant and equipment, net	17,085.1	17,604.1	(2.9)
Intangible assets, net	29,606.3	30,005.7	(1.3)

LIABILITIES	70,597.1	70,251.1	0.5

Current liabilities	13,788.8	13,536.8	1.9
Payroll and related charges	368.5	416.3	(11.5)
Suppliers	5,915.6	5,889.1	0.4
Taxes	1,375.3	1,781.2	(22.8)
Loans and financing	1,282.9	1,255.3	2.2
Debentures	723.7	702.2	3.1
Dividends and interest on shareholders equity	1,973.7	467.8	321.9
Provisions	527.4	496.8	6.2
Derivative transactions	45.1	29.6	52.4
Payables to associated companies	94.8	50.1	89.2
Deferred revenues	798.8	734.6	8.7
Authorization licenses	58.5	995.0	(94.1)
Other liabilities	624.5	718.8	(13.1)

Non-Current Liabilities	13,497.8	12,033.2	12.2
Taxes	514.5	488.7	5.3
Deferred taxes	1,372.8	1,216.7	12.8
Loans and financing	3,427.9	3,756.0	(8.7)
Debentures	3,556.5	2,253.7	57.8
Provisions	3,784.6	3,453.6	9.6
Derivatives operations	21.0	26.5	(20.8)
Payables to associated companies	8.3	7.2	15.3
Deferred revenues	262.7	303.4	(13.4)
Obligations with post-employment benefit plans	407.3	392.3	3.8
Other liabilities	142.2	135.1	5.3

Shareholders' equity	43,310.5	44,681.1	(3.1)
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,686.9	2,686.9	-
Profit Reserve	1,100.0	1,100.0	-
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	-
Other comprehensive income	12.9	17.8	(27.3)
Additional proposed dividends	-	3,148.8	n.a.
Accumulated profits	1,783.0	-	n.a.

Conference Call

In English

Date: July 24, 2013 (Wednesday)

Time: 11:00 am (Brasília) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1341

A replay of the conference call can be accessed, one hour after the event, until August 1st, 2013, by dialing +1 (412) 317-0088, Code: 10030024#

Telefônica Brasil – Investor Relations

Paulo Cesar Teixeira Cristiane Barretto Sales Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-936

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available from the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director